

Martin Moresco · 3rd

Co-Founder at DRINK REJOY™

Miami, Florida, United States · 500+ connections · **Contact info**

 **DRINK REJOY™**

Universidad de Cien‹
Empresariales y Soc‹

Experience



Co-Founder
DRINK REJOY™
Apr 2019 – Present · 1 yr 9 mos
Miami/Fort Lauderdale Area

Co-Founder & CEO
BlissBeverages LLC Plant-Based food&beverages
Jan 2017 – Present · 4 yrs
Miami/Fort Lauderdale Area



Danone
12 yrs 6 mos

Zone Director LATAM, CARIBE, DOM TOM EvianVolvicExport
Feb 2012 – Dec 2016 · 4 yrs 11 mos
Miami, Florida

Global Account Director
Feb 2009 – Jan 2012 · 3 yrs
Paris Area, France

Danone Professional Worldwide

Show 2 more roles ⌄



Danone
6 yrs 6 mos

Trade Marketing & Category Managment Danone Waters Argentina
Jan 2002 – May 2004 · 2 yrs 5 mos
Argentina

Sales Manager Danone Waters Argentina
Dec 1997 – Dec 2001 · 4 yrs 1 mo



Sales Representative
PepsiCo
Sep 1995 – Aug 1996 · 1 yr
Argentina

Education



Universidad de Ciencias Empresariales y Sociales

Volunteer experience



Volunteer
TECHO | TETO
Jan 2013 – Dec 2013 · 12 mos
Social Services

